TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto, prepared in accordance with IAS 34 Interim Financial Reporting for the three month period ended March 31, 2015 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the most recent Form 40-F/Annual Information Form, which is available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of May 11, 2015. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are potentially capable of supporting a mine for 10 years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, a large copper/molybdenum mine located in central British Columbia. The Gibraltar Mine has undergone a major expansion in recent years and is now one of the largest copper mines in North America. Taseko also owns the New Prosperity gold-copper, Aley niobium, Florence Copper and Harmony gold projects.

HIGHLIGHTS

Financial Data	Three months ended March 31,
(Cdn$ in thousands, except for per share amounts)	2015	2014	Change
Revenues	61,835	104,996	(43,161)
Earnings (loss) from mining operations before depletion and amortization*	2,329	19,439	(17,110)
Earnings (loss) from mining operations	(7,979)	8,787	(16,766)
Net earnings (loss)	(25,206)	(9,148)	(16,058)
Per share - basic (“EPS”)	(0.11)	(0.05)	(0.06)
Adjusted net earnings (loss)*	(2,434)	(2,710)	275
Per share - basic (“adjusted EPS”) *	(0.01)	(0.01)	-
EBITDA *	(11,996)	8,858	(20,854)
Adjusted EBITDA *	11,224	14,594	(3,370)
Cash flows provided by (used for) operations	(3,328)	23,301	(26,629)

Operating Data (Gibraltar - 100% basis)	Three months ended March 31,
	2015	2014	Change
Tons mined (millions)	21.0	25.9	(4.9)
Tons milled (millions)	7.8	7.0	0.8
Production (million pounds Cu)	28.4	34.5	(6.1)
Sales (million pounds Cu)	25.4	40.0	(14.6)

*Non-GAAP performance measure. See page 19 of this MD&A.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

  Earnings from mining operations before depletion and amortization were $2.3 million;

  Copper production at Gibraltar was 28.4 million pounds (100% basis), and was impacted by lower head grades. Grade is steadily increasing and is expected to fluctuate between 0.25% and 0.28% for the remainder of 2015;

  Site operating cost per ton milled* decreased to $9.66 in the first quarter of 2015, approximately 19% lower than the first quarter of 2014 due to an overall reduction in spending;

  Total operating costs* were US$2.39 per pound produced, lower than the previous two quarters as a result of lower site operating costs and weakening Canadian dollar exchange rate;

  At March 31, 2015 the Company had a cash balance of $58 million;

  In May 2015, an updated mine plan and reserve for Gibraltar was announced. The new plan reduces the overall strip ratio and increases profitability of the mine;

  In January 2015, when the copper price dropped to a recent low of US$2.45 per pound, the Company sold all outstanding copper put options for cash proceeds of $17.4 million. The Company’s hedging strategy is designed to mitigate a short term decline in copper price; and

  In April 2015, the Company acquired copper put options for 30 million pounds over the second and third quarters of 2015 at a strike price of US$2.50 per pound.

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar mine (75% Owned)

Operating results in the following table are presented on a 100% basis.

Operating Data (100% basis)	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Tons mined (millions)	21.0	25.1	32.5	30.2	25.9
Tons milled (millions)	7.8	7.6	7.8	7.7	7.0
Strip ratio	2.4	3.1	3.0	3.1	2.8
Site operating cost per ton milled (CAD) *	$9.66	$10.13	$12.10	$11.42	$11.91
Copper concentrate
Grade (%)	0.225	0.222	0.267	0.285	0.290
Recovery (%)	81.4	81.3	83.3	85.3	84.6
Production (million pounds Cu)	28.4	27.7	34.5	37.6	34.5
Sales (million pounds Cu)	25.4	26.0	37.1	38.1	40.0
Inventory (million pounds Cu)	6.2	3.2	1.4	3.9	4.4
Copper cathode
Production (million pounds)	-	0.4	0.9	0.9	-
Sales (million pounds)	-	0.5	1.0	0.6	-
Molybdenum concentrate
Grade (%)	0.006	0.008	0.011	0.011	0.009
Recovery (%)	40.0	38.8	38.0	41.4	42.5
Production (thousand pounds Mo)	404	445	654	667	566
Sales (thousand pounds Mo)	379	481	708	731	589
Per unit data (US$ per pound) *
Site operating costs*	$2.12	$2.43	$2.60	$2.11	$2.19
By-product credits *	(0.12)	(0.11)	(0.25)	(0.35)	(0.21)
Site operating costs, net of by-product credits *	$2.00	$2.32	$2.35	$1.76	$1.98
Off-property costs	0.39	0.45	0.40	0.36	0.50
Total operating costs (C1) *	$2.39	$2.77	$2.75	$2.12	$2.48

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

OPERATIONS ANALYSIS

During the first quarter of 2015, Gibraltar milled 7.8 million tons of ore, slightly over the design capacity of 85,000 tons per day. Gibraltar mined 21.0 million tons of material which was lower than recent quarters due to the idling of mine equipment to reduce expenditures in the face of temporary lower grade to the mill.

Average head grade for the first quarter of 2015 was 0.225% compared to 0.29% in the first quarter of 2014. Head grades are expected to fluctuate between 0.25% and 0.28% for the remainder of 2015. Lower head grades also negatively impacted copper recoveries in the first quarter of 2015. As grade improves recoveries are expected to improve as well.

Copper in concentrate production in the first quarter of 2015 was 28.4 million pounds, a decrease of 18% from copper production in the first quarter of 2014 of 34.5 million pounds. Molybdenum production during the first quarter of 2015 was 0.4 million pounds, a decrease of 29% over the first quarter of 2014. The decrease in molybdenum production is due to lower molybdenum grade.

Gibraltar’s SX/EW plant was seasonally idle in in the first quarter but was restarted in April 2015.

Site operating costs, net of by-product credits,* per pound
(Q1 2014 compared to Q1 2015)

*Non-GAAP performance measure. See page 19 on this MD&A

In the first quarter of 2015, site operating costs, net of by-product credits per pound of copper produced was US$2.00, compared to US$1.98 during the first quarter of 2014. Site operating cost per ton milled decreased by approximately 19% to $9.66 in the first quarter of 2015 as a result of a reduction in waste mining, declining diesel prices and lower maintenance costs. The weakening Canadian dollar is also having a positive impact on our reported US dollar unit cost. The increase in per pound unit costs is being driven by the lower copper production as a result of lower head grades, which has offset the impact of operating cost reductions.

Off-property costs, including transportation, treatment and refining charges, for the first quarter of 2015 were US$0.39 per pound produced, compared to US$0.50 per pound produced in the first quarter of 2014. Off-property costs are driven by sales volumes, and therefore off-property cost per pound produced fluctuates based on differences between production and sales volumes.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

The total operating costs, including off-property costs, for the first quarter of 2015 were US$2.39 per pound produced, compared to US$2.48 per pound in the first quarter of 2014.

GIBRALTAR OUTLOOK

For the balance of 2015, copper grades are forecasted to fluctuate between 0.25% and 0.28% . Based on forecasted grades and subsequent improved recoveries, the Gibraltar Mine is expected to produce 130-140 million pounds of copper in 2015 (100% basis). Increases in copper grades and production are expected to reduce total operating costs per pound over the remainder of this year. There are a number of cost control initiatives underway including mine plan modifications to reduce waste stripping requirements, a workforce reduction effective in January 2015, and initiatives with vendors to reduce costs of supplies and consumables. The mine is also benefiting from continued declines in the price of diesel, which is a significant input cost. Diesel prices have fallen by approximately 23% since the beginning of this year. The Canadian dollar has fallen approximately 15% since the beginning of 2014 and with approximately 80% of Gibraltar’s operating costs denominated in Canadian dollars, the weakening dollar has a significant impact on total operating costs per pound reported in US dollars.

The cumulative effects of these factors are expected to result in reduced operating costs at the Gibraltar Mine going forward.

REVIEW OF PROJECTS

Florence Copper project

The Florence Copper Project is currently in the final stages of permitting for the Phase 1 Production Test Facility ("PTF").

The Temporary Aquifer Protection Permit (“APP”) for the PTF issued in July 2013 by the Arizona Department of Environmental Quality (“ADEQ”) was subject to an appeal. As a result of the appeal an amendment was submitted in March 2015 and issuance of the amended APP is now anticipated during the third quarter of 2015. In December, 2014, the Company announced the receipt of a draft Underground Injection Control (UIC) permit from the U.S. Environmental Protection Agency (EPA). The UIC permit regulates the construction and operation of Florence Copper's injection wells at the site and is the final regulatory milestone required by the Company to construct and operate the PTF. The public hearing for the draft permit was held on January 22, 2015 and the public comment period expired in April, 2015. The Company expects the UIC permit to be issued by mid-2015.

Aley project

On September 19, 2014 the BC Environmental Assessment Office (EAO) issued a Section 10 Order under the BC Environmental Assessment Act, initiating the BC environmental assessment process for the Aley Niobium Project.

New Prosperity project

On February 26, 2014 the Government of Canada announced its decision to not issue the authorizations necessary for the New Prosperity project to proceed. In the wake of this decision, Taseko initiated legal proceedings in the form of two separate judicial reviews which challenge the decision and the process by which the decision was reached. In August 2014, the Company applied to the Federal Court to convert both judicial reviews into a civil action. The motion was dismissed as the court felt that the judicial review process is the correct vehicle to pursue the remedies that the Company seeks.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

On January 14, 2015 the British Columbia Minister of Environment granted the Company a five-year extension to the Environmental Assessment Certificate.

MARKET REVIEW

Prices (USD per pound for Commodities) (Source: Bloomberg)

While the US dollar price of copper slipped over the course of the first quarter 2015, there was a recovery from the lows experienced in late January. While the US dollar price of copper declined to US$2.45 in January 2015 and was US$2.74 at the end of the first quarter, 4% lower than the end of 2014, the Canadian dollar price increased by 5% to C$3.48 per pound, due to a weakened Canadian dollar. At the end of March 2015, heavy rains in northern Chile caused severe flooding in the region and shut down a number of copper mines. For most of the impacted mines the shutdowns were short-term, but a number of the mines sustained a significant amount of damage and remained idled into April 2015.

Continued weakness in the iron ore and steel sectors put downward pressure on molybdenum pricing in the first quarter although the declining Canadian dollar partially offset the drop. At the end of the quarter the price was C$10.30 per pound, down approximately 4% since the end of 2014.

In the first quarter of 2015, the Canadian dollar sank to its lowest level in over six years. In March, the Canadian dollar hit a low of 0.78 to the US dollar before slightly rebounding to 0.79 at the end of the quarter. A significant factor that is driving the decline in the Canadian dollar is the price of oil which has fallen by approximately 50% in the last year.

Fluctuations in the Canadian dollar/US dollar exchange rate can have a significant effect on our operating results and the net operating costs of production is reported in US dollars per pound.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

Earnings from mining operations decreased to a loss of $8.0 million in the first quarter of 2015 from earnings of $8.8 million in the first quarter of 2014, primarily due to decreased copper production driven by lower grade, offset by lower production costs.

Revenues decreased by 41% from the first quarter of 2014 primarily due to decreased sales volumes of copper and molybdenum at the Gibraltar mine. Although the average realized US dollar copper price declined in the first quarter of 2015, the impact of this was largely offset by a weakening Canadian dollar.

The Company realized a net loss of $25.2 million ($0.11 per share), compared to a net loss of $9.1 million ($0.05 per share) in 2014.

Included in net earnings (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. These items are in the table below:

	Three months ended
		March 31,
(Cdn$ in thousands)	2015	2014	Change
Net (loss) earnings	(25,206)	(9,148)	(16,058)
Unrealized loss (gain) on derivatives	1,751	(2,744)	4,495
Unrealized foreign exchange (gain) loss	21,469	8,480	12,989
Estimated tax effect of adjustments	(448)	702	(1,151)
Adjusted net earnings (loss) *	(2,434)	(2,710)	275

*Non-GAAP performance measure. See page 19 of this MD&A

Unrealized gains/losses on derivatives can vary materially each period and have a significant impact on earnings. These amounts represent the change in fair value of copper put options during the period.

The Canadian dollar weakened during the first quarter of 2015 which resulted in an unrealized foreign exchange loss of $22.0 million.

The unrealized foreign exchange (gain) loss and the unrealized gains and losses on the derivative instruments are removed from the adjusted net earnings (loss) measure as they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Revenues
	Three months ended
		March 31,
(Cdn$ in thousands)	2015	2014	Change
Copper in concentrate	58,663	98,894	(40,231)
Copper cathode	(130)	-	(130)
Total copper sales	58,533	98,894	(40,361)
Molybdenum concentrate	2,598	5,090	(2,492)
Silver contained in copper concentrate	704	1,012	(308)
	61,835	104,996	(43,161)
(thousands of pounds, unless otherwise noted)
Copper in concentrate *	18,375	28,914	(10,539)
Copper cathode	-	-	-
Total copper sales	18,375	28,914	(10,539)
Average realized copper price (US$ per pound)	2.57	3.10	(0.53)
Average LME copper price (US$ per pound)	2.63	3.19	(0.56)

*This amount includes a net smelter payable deduction of approximately 3.5% to derive net pounds of copper sold.

Copper revenues for the first quarter of 2015 decreased by $40.2 million, or 41%, over the first quarter of 2014, primarily due to a decrease in copper sales volumes with a lower US dollar realized copper price, partially offset by the strengthening US dollar.

As copper sales are denominated in US dollars, the strengthening of the US dollar translates into increased Canadian dollar revenues. Comparing the average foreign exchange of the first quarters of 2014 and 2015 the US dollar strengthened by 12% in 2015, partially offsetting the weakening average realized copper price, which declined by 17% over the same period. The Company’s average realized copper price for the first quarter of 2015 was US$2.57 per pound, compared to US$3.10 for the first quarter of 2014. London Metals Exchange (LME) copper prices averaged US$2.63 in the first quarter of 2015. The Company’s average realized copper price is lower than the LME’s average due to a portion of the Company’s receivables being revalued in a decreasing copper price environment.

Molybdenum revenues for the first quarter of 2015 totaled $2.6 million, down from $5.1 million in the corresponding last year’s quarter. The decrease in revenues was due to a decrease in sales volumes as a result of lower production driven by grade, and the declining molybdenum price.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Cost of sales
	Three months ended
		March 31,
(Cdn$ in thousands)	2015	2014	Change
Direct mining and processing costs	56,180	62,720	(6,540)
Treatment and refining costs	6,770	7,702	(932)
Transportation costs	3,617	6,513	(2,896)
Changes in inventories of finished goods and WIP	(7,061)	8,622	(15,683)
Production costs	59,506	85,557	(26,051)
Depletion and amortization	10,308	10,652	(344)
Cost of sales	69,814	96,209	(26,395)
Site operating costs per ton milled*	$9.66	$11.91	($2.25)

*Non-GAAP performance measure. See page 19 of this MD&A

Direct mining and processing costs decreased by 10% compared to the first quarter of 2014 due to lower diesel prices, lower tons mined and decreased maintenance costs. Additionally, a grinding media recycling program is resulting in declining milling costs. Overall tons milled increased, cost per ton milled decreased 19% from the first quarter of 2014.

Total treatment and refining costs and transportation have decreased over the first quarter of 2014, mostly due to the 36% decrease in copper sales volumes offset by the strengthening of the US dollar.

Depletion and amortization for the first quarter of 2015 was $10.3 million, a 2% decrease from the prior years quarter.

Other expenses (income)
	Three months ended
		March 31,
(Cdn$ in thousands)	2015	2014	Change
General and administrative	4,473	5,074	(601)
Exploration and evaluation	264	1,748	(1,484)
Other expense (income)	(271)	(1,085)	814

General and administrative costs are relatively constant quarter-over-quarter as the Company is focusing on controlling general and administrative expenditures.

Exploration and evaluation costs represent all costs associated with the New Prosperity project. Project development costs for the Aley and Florence Copper projects have been capitalized.

Gain on derivatives

During the first quarter of 2015, the Company received $2.3 million on the settlement of the January copper put options that settled in-the-money and proceeds of $15.2 million from the sale of the copper put options that were scheduled to mature in February to June, 2015. The Company recognized a realized gain of $13.5 million on these settlements in the first quarter of 2015. In the first quarter of 2014 the Company recognized a $2.7 million unrealized gain on the copper derivative instruments due to increases in the fair value of the put options on the outstanding contracts. The Company’s hedging strategy is designed to mitigate short term declines in copper prices. In April 2015, the Company acquired copper put options for 30 million pounds over the second and third quarters of 2015 at a strike price of US$2.50 per pound.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Finance income & expenses

Finance expenses for the first quarter of 2015 decreased by $0.3 million compared to the first quarter of 2014 due to lower equipment lease liabilities.

Finance income is primarily comprised of income earned on reclamation deposits. For the first quarter of 2015, finance income is lower than the prior year’s quarter due to lower interest earned on the reclamation deposits.

Income tax

	Three months ended
		March 31,
(Cdn$ in thousands)	2015	2014
Current expense (recovery)	-	234	(234)
Deferred expense (recovery)	(3,035)	103	(3,138)
	(3,035)	337	(3,372)
Effective tax rate	10.7%	1.9%	8.8%
Canadian statutory rate	26.0%	26.0%	-
BC Mineral tax rate	9.62%	9.62%	-

The Company did not have a current tax expense or recovery in the quarter. The deferred income tax recovery for the quarter was mainly driven by an increase to certain deferred income tax assets such as non-capital losses and the temporary difference recognized on the reclamation obligation, offset by an increase in temporary differences on property, plant and equipment.

The effective tax rate for the first quarter of 2015 was 10.7%, which is lower than the statutory rate of 35.6% . The difference is a result of permanent differences related to non-deductible share-based compensation and expenditures incurred that are not deductible for BC Mineral tax, in addition to an increase in items not recognized for tax, such as unrealized foreign exchange losses on debt and other items.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at March 31,	As at December 31
(Cdn$ in thousands)	2015	2014	Change
Cash and equivalents	58,260	53,299	4,961
Other current assets	73,568	83,332	(9,764)
Non-current assets	820,456	793,659	26,797
Other assets	63,595	62,252	1,343
Total assets	1,015,879	992,542	23,337
Current liabilities	55,588	66,444	(10,856)
Long-term debt	325,142	293,506	31,636
Other liabilities	232,541	210,317	22,224
Total liabilities	613,271	570,267	43,004
Equity	402,608	422,275	(19,667)
Working capital	76,240	70,187	6,053
Net debt	278,305	260,364	17,941
Total common shares outstanding (millions)	221.8	221.8	-

The Company’s asset base is comprised principally of non-current assets, including property, plant and equipment, reflecting the capital intensive nature of the mining business. The current assets include cash, accounts receivable, other financial assets and inventories (supplies and production inventories), along with prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

Total liabilities increased from $570.3 million at December 31, 2014 to $616.3 million as at March 31, 2015. Current liabilities decreased by $10.9 million, primarily due to the settlement of the copper and molybdenum sales provisionally invoiced during a period of higher prices along with a reduction in contractor expenses. Long-term debt increased by $31.6 million mainly represented by the Company’s US dollar denominated debt being revalued.

Other long-term liabilities increased by $22.2 million mainly due to a $24 million increase in the provision for the environmental rehabilitation (PER) driven by changes in inflation and discounts rates. The Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates decreased to 1.99% at March 31, 2015 from the 2.33% level at December 31, 2014. Given the long timeframe over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the carrying value of the provision and asset are very sensitive to changes in discount rates.

As at May 11, 2015, there were 221,808,638 common shares outstanding. In addition, there were 9,422,000 director and employee stock options outstanding at May 11, 2015. More information on these instruments and the terms of their exercise is set out in note 21 of our 2014 annual financial statements.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Liquidity, cash flow and capital resources

At March 31, 2015, the Company had cash and equivalents of $58.3 million, a $5 million increase over the $53.3 million reported at December 31, 2014. The Company maintained a strategy of retaining significant liquidity to fund operations and to reflect the capital intensive nature of the business.

Cash used for operations was $3.4 million for the first quarter of 2015 compared with $23.3 million cash provided for the first quarter of 2014. Operating cash flow decreased due to lower production resulting in lower sales accentuated by a declining copper price market. These factors were partially offset by lower operating costs and a strengthening US dollar.

Changes in non-cash working capital items resulted in cash used of $1.0 million compared with $7.1 million provided in the first quarter of 2014, mostly due to the higher levels of copper inventories and higher accounts receivable balances and lower accounts payable, offset by a reduction in tax receivables. During the first quarter of 2015, rock slides caused rail disruptions which reduced the Company’s ability to transport copper concentrate to the port, that lead to a higher inventory balance at quarter end.

Cash provided by investing activities for the first quarter of 2015 was $11.7 million compared to $13.7 million used in the prior period’s quarter. Cash flow provided by investing activities in the first quarter of 2015 primarily related to the sale of copper put options which resulted in an inflow of $17.4 million, partially offset by $5.8 million property, plant and equipment expenditure. Included in property plant and equipment expenditure was $2.5 million of capitalized stripping, $0.5 million of capital expenditures at Gibraltar, $0.3 million for the Aley project and $2.2 million for the Florence Copper Project. The prior period’s quarter major components were an outflow of $5.7 million invested in property, plant and equipment and $8.1 million invested in financial assets.

Cash used for financing activities for the first quarter of 2015 was $5.0 million, primarily due to debt repayment and interest paid. Cash used for financing activities for the prior period’s quarter was $6.7 million, debt repayment and interest paid were slightly higher for the first quarter of 2014 offset by $0.4 million received for share issuances.

Future changes in copper and molybdenum market prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, copper put options are entered into for a portion of our share of Gibraltar copper production. In addition to operating cash flows generated by the Gibraltar mine, alternate sources of funding for future capital or other liquidity needs may include, strategic partnerships, such as the Gibraltar joint venture and the Franco-Nevada gold stream transaction for the New Prosperity project, and debt or equity financings. These alternatives are regularly evaluated to determine the optimal mix of capital resources to address capital needs and to minimize the weighted average cost of capital.

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

During the three month period ended March 31, 2015, the Company received $2.2 million on the settlement of the January copper put options that settled in-the-money and proceeds of $15.1 million from the sale of the copper put options that were scheduled to mature in February to June, 2015. The Company recognized a net gain of $11.8 million on these settlements. The Company’s hedging strategy is designed to mitigate short term declines in copper prices.

In April 2015, the Company acquired copper put options for 30 million pounds over the second and third quarters of 2015 at a strike price of US$2.50 per pound.

Commitments and contingencies

(a) Commitments

At March 31, 2015, capital commitments totaled $1.0 million on a 100% basis, of which the Company’s share was $0.9 million. At March 31, 2015, the Company’s share of operating commitments totaled $10.1 million.

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As at March 31, 2015, this debt totaled $41.0 million on a 100% basis. The Company has also guaranteed its share of additional capital lease and equipment loans totaling $19.8 million on a 75% basis.

The Company is party to various contracts in respect of its operations, of which certain contracts were terminated by the Company during the prior year. The Company accrues its best estimate of the final settlement amount to be paid in respect of terminated contracts, however the actual settlement amount could differ when negotiations are finalized and any changes in cost estimates will be reflected in future periods.

SUMMARY OF QUARTERLY RESULTS

	2015	2014				2013
(Cdn$ in thousands,
except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	61,835	65,179	93,714	107,307	104,996	94,916	66,799	68,191
Net earnings (loss)	(25,206)	(26,427)	(20,937)	2,628	(9,148)	(9,756)	120	(14,721)
Basic EPS	(0.11)	(0.13)	(0.11)	0.01	(0.05)	(0.05)	0.00	(0.08)
Adjusted net earnings (loss) *	(2,434)	(20,983)	(11,221)	(2,172)	(2,710)	834	(1,851)	(10,177)
Adjusted basic EPS *	(0.01)	(0.10)	(0.06)	(0.01)	(0.01)	(0.00)	(0.01)	(0.05)
EBITDA *	(11,996)	(13,397)	(7,148)	23,336	8,858	11,869	15,173	(2,171)
Adjusted EBITDA *	11,224	(8,355)	2,385	19,217	14,594	17,716	12,545	3,888

(US$ per pound, except where indicated)
Realized copper price *	2.57	2.82	3.07	3.16	3.10	3.18	3.33	3.52
Total operating costs *	2.39	2.77	2.75	2.12	2.48	2.14	2.21	2.34
Copper sales (million pounds)	19.1	19.6	26.0	28.4	28.9	27.0	18.9	20.1

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Financial results for the last eight quarters reflect: volatile copper prices that impact realized sale prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition; and a trend of increasing absolute production costs caused by increasing production volumes.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 2.5 of the 2014 annual financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement and recovery of other receivables.

Other significant areas of estimation include reserve and resource estimation and asset valuations; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

CHANGE IN ACCOUNTING POLICIES

IFRS 2, Share-based Payments (effective for annual periods beginning on or after July 1, 2014) clarifies the definition of a vesting condition and separately defines performance and service conditions. Based on the Company’s analysis, this clarification did not have an impact on the consolidated financial statements for the current or prior periods presented.

IFRS 3, Business Combinations (effective for annual periods beginning on or after July 1, 2014) requires that an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as a financial liability or as equity on the basis of the definitions of IAS 32. Additionally, it clarifies that IFRS 3 does not apply to the formation of any joint arrangement and that the scope exemption only applies in the financial statements of the joint arrangement itself. Based on the Company’s analysis, this standard did not have an impact on the consolidated financial statements for the current or prior periods presented.

IAS 24 Related Party Disclosures (effective for annual periods beginning on or after July 1, 2014) requires a reporting entity to include as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity. Based on the Company’s analysis, this standard did not have an impact on the consolidated financial statements for the current or prior periods presented.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (RCA Trust) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in profit or loss in the periods during which services are rendered by the executive officers.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-month to 12-month’s salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-month to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

During the first quarter 2015, the Company incurred total compensation expenses of $2.4 million for its key management personnel compared to $3.2 million in the first quarter 2014.

The Company has adopted a Deferred Share Unit (“DSU”) Plan (the “DSU Plan”) for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company’s share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

During the three month period ended March 31, 2015, the Company did not issue DSUs to directors (2014: 66,079). The total number of deferred and restricted share units outstanding at March 31, 2015 was 99,371 units (2014: 199,412). Income of $33 has been recognized for the three month period ended March 31, 2015 (2014: $155).

Other related parties

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis.

During the first quarter of 2015, the Company incurred total costs of $1.2 million (Q1 2014: $0.8 million) in transactions with HDSI. Of these, $0.4 million (Q1 2014: $0.4 million) related to legal, tax, exploration, and business development services, $0.1 million related to reimbursements of office rent costs (Q1 2014: $0.1 million), and $ 0.7 million (Q1 2014: $0.3 million) related to compensation paid for Taseko directors and the Chief Executive Officer, who are also directors of HDSI.

The Gibraltar joint venture pays a management fee to Taseko for services rendered as operator of the Gibraltar mine. The first quarter of 2015, the Company earned $0.3 million of other operating income for these services rendered, which is comparable to the amounts earned in 2014.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs & Site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as treatment and refining costs and transportation costs. Site operating costs is calculated by removing net changes in inventory, depletion and amortization and off-property costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended
	March 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2015	2014
Cost of sales	69,814	96,209
Less Depletion and amortization	(10,308)	(10,652)
Net change in inventory	7,061	(8,622)
Less off-property costs:
Treatment and refining costs	(6,770)	(7,702)
Transportation costs	(3,617)	(6,513)
Site operating costs	56,180	62,720
Less by-product credits:
Molybdenum	(2,598)	(5,090)
Silver	(704)	(1,012)
Site operating costs, net of by-product credits	52,878	56,618
Total copper produced (thousand pounds)	21,273	25,906
Total costs per pound produced	2.49	2.19
Average exchange rate for the period (CAD/USD)	1.24	1.10
Site operating costs, net of by-product credits (US$ per pound)	2.00	1.98
Site operating costs, net of by-product credits	52,878	56,618
Add off-property costs:
Treatment and refining costs	6,770	7,702
Transportation costs	3,617	6,513
Total operating costs	63,265	70,833
Total operating costs (C1) (US$ per pound)	2.39	2.48

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted net earnings

Adjusted net earnings remove the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Write down of marketable securities;
  Unrealized foreign currency gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended March 31,
($ in thousands, except per share amounts)	2015	2014
Net earnings (loss)	(25,206)	(9,148)
Unrealized loss (gain) on derivatives	1,751	(2,744)
Unrealized foreign exchange (gain) loss	21,469	8,480
Estimated tax effect of adjustments	(448)	702
Adjusted net earnings (loss)	(2,434)	(2,710)
Adjusted EPS	(0.01)	(0.01)

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Write down of marketable securities;
  Unrealized foreign exchange (gain) loss; and
  Non-recurring transactions.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

While some of the adjustments are recurring, gains/losses on the sale of marketable securities do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, foreign currency translation gains/losses and changes in the fair value of financial instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended
	March 31,
($ in thousands, except per share amounts)	2015	2014
Net earnings (loss)	(25,206)	(9,148)
Add:
Depletion and Amortization	10,334	10,735
Amortization of stock-based compensation	206	2,083
Interest expense	6,362	6,647
Interest income	(657)	(1,122)
Income tax expense (recovery)	(3,035)	(337)
EBITDA	(11,996)	8,858
Adjustments:
Unrealized (gain)/loss on derivative instruments	1,751	(2,744)
Unrealized foreign exchange (gain) loss	21,469	8,480
Adjusted EBITDA	11,224	14,594

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2015	2014
Earnings (loss) from mining operations	(7,979)	8,787
Add:
Depletion and amortization	10,308	10,652
Earnings from mining operations before depletion and amortization	2,329	19,439

Site operating costs per ton milled

	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2015	2014
Direct mining and processing costs (included in cost of sales)	56,180	62,720

Tons milled (thousands) (75% basis)	5,813	5,266
Site operating costs per ton milled	$9.66	$11.91